NEWS RELEASE

Trading Symbol:    TSX‐V: NUAG

OTCQX: NUPMF

NEW PACIFIC CONTIN UES REPORTING WIDE DRILL INTERCEPTS AT SILVER SAND

INCLUDING AN INTERCEPT OF 93.5 METRES GRADING 336 GRAMS PER TONNE SILVER WITHIN

A BROAD ZONE OF 165.5 METRES GRADING 204 GRAMS PER TONNE SILVER

Vancouver, British Columbia – August 27, 2019 – New Pacific Metals Corp. (TSX‐V: NUAG) (OTCQX: NUPMF) (“New Pacific” or the “Company”) is pleased to announce the assay results of the third batch of 20 drill holes from its wholly‐owned Silver Sand Project located in the Department of Potosí, Bolivia. The assay results continue to show wide intervals of silver mineralization.

Since the release of assay results of second batch of 31 drill holes on August 6, 2019, the Company has received assay results of an additional 20 drill holes from Silver Sand Project which were drilled to infill the drill grid to a density of 25 metres by 25 metres to confirm continuity of mineralization in selected areas drilled in 2018. Holes were approximately oriente d at azimuths of 60 degrees with dips of ‐45 degrees normal to the strike and dip of mineralized structures. All holes continuously intercept significant wide silver mineralization in fractures developed in bleached quartz sandstones. Drill hole DSS525006 intersected the mineralized zone of 165.5m @ 204g/t Ag including a bonanza grade subzone of 45.0m @ 641g/t Ag. The drill results indicate that high grade centres exist in broad mineralization.

Highlights of significant drill intersections are summarized as follows (for a detailed list, please refer to Table‐1– Composited Drill Intersections of Mineralization below):

∙ Drill hole DSS522506, 165.5m @ 204g/t Ag from 73.8m to 239.3 m, incl. 93.5m @ 336g/t Ag from 73.8 m to 167.3m,
incl. 45.0m @ 641g/t Ag from 116.3m to 161.3m ;

∙ Drill hole DSS427501, 75.8m @ 128g/t Ag from 71.1m to 146.9m, incl. 3.5m @ 746g/t Ag from 71.1m to 74.6m,
incl. 10.3m @ 266g/t Ag from 87.5 m to 97.8m,
incl. 11.79m @ 293g/t Ag from 114.7m to 126.49m;

∙ Drill hole DSS4408, 140.71m @ 109g/t Ag from 38.29m to 179.0 m, incl. 14.24m @ 362g/t Ag from 38.29m to 52.53 m,
incl. 9.8m @ 548g/t A g from 134.3 m to 144.1m;

∙ Drill hole DSS447502, 68.68m @ 153g/t Ag from 65.5m to 135.18m, incl. 4.5m @ 1,140g/t Ag from 66.5m to 71.0m,
incl. 3.25m @ 851g/t Ag from 87.75m to 91.0m;

∙ Drill hole DSS5213, 179.9 m @ 88g/t Ag from 61.9m to 241.8m incl. 0.75m mined out,

incl. 17.1m @ 265g/t Ag from 114.9m to 132.0m,
incl. 13.17m @ 339g/t Ag from 173.98m to 187.15m;

∙ Drill hole DSS5214, 109.75m @ 96g/t Ag from 51.6m to 161.35m, incl. 14.15m @ 250g/t Ag from 54.35m to 68.5m,
incl. 16.5m @ 228g/t Ag from 87.3m to 103.8m;

(True width of the mineralization is unknown, but based on the current understanding of the relationship between drill hole direction and the mineralized structures it is estimated that true width will approximate 80% of the down hole interval length. Please refer to Table‐1 – Composited Drill Intersections of Mineralization below for details.)

To expedite drilling at Silver Sand, a fourth rig has arrived on site and has commenced drilling. An initial NI 43‐101 resource estimate is expected by the end of this year.

Quality Assurance and Quality Control

HQ‐size drill core samples from altered and mineralized intervals were split into halves by diamond saw, with an average sample length of between one to one and half metres at the Company’s core processing facility located in Betanzos, a small town located 20 kilometres from the project site. Half core samples are stored in a secure core storage facility in Betanzos for future reference, and the other half core samples are shipped in securely sealed bags to ALS Global in Oruro, Bolivia for preparation, and ALS Global in Lima, Peru for geochemical analysis. All samples are first analyzed by a multi‐element ICP package (ALS code ME‐MS41) with ore grade over limits for silver, lead and zinc further analyzed using ALS code OG46. Further silver over limits are analyzed by gravimetric analysis (ALS code of GRA21).

A standard quality assurance and quality control (“QAQC”) protocol was employed to monitor the quality of sample preparation and analysis. Standards of certified reference materials and blanks were inserted in normal core sample sequences prior to shipment to lab at a ratio of 20:1 (i.e., every 20 samples contain at least one standard sample and one blank sample). Duplicate samples of coarse rejects at a ratio of 20:1 will be sent to a second internationally accredited lab for check analysis. The assay results of QAQC samples of standards and blanks did not show any significant bias of analysis or contamination during sample preparation.

Technical information contained in this news release has been reviewed and approved by Alex Zhang, P. Geo., Vice President of Exploration, who is a Qualified Person for the purposes of NI 43‐101.

About New Pacific

New Pacific is a Canadian exploration and development company which owns the Silver Sand Project in Potosí Department, Bolivia and the Tagish Lake gold project in Yukon, Canada. New Pacific has Silvercorp Metals Inc. (TSX/NYSE American: SVM) and Pan American Silver Corp. (TSX/NASDAQ: PAAS) as its 28% and 16.8% shareholders, respectively.

For further information, contact:

New Pacific Metals Corp.

Gordon Neal

President

Phone: (604) 633‐1368

Fax: (604) 669‐9387
info@newpacificmetals.com
www.newpacificmetals.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

CAUTIONARY NOTE REGARDING FORWARD‐LOOKING INFORMATION

Certain of the statements and information in this news release constitute “forward‐looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward‐looking statements or information.

Forward‐looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward‐looking statements or information, including, without limitation, risks relating to: fluctuating equity prices, bond prices, commodity prices; calculation of resources, reserves and mineralization, foreign exchange risks, interest rate risk, foreign investment risk; loss of key personnel; conflicts of interest; dependence on management and others.

This list is not exhaustive of the factors that may affect any of the Company’s forward‐looking statements or information. Forward‐looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward‐looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company’s Annual Information Form for the year ended June 30, 2018 under the heading “Risk Factors”. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward‐ looking statements or information.

The Company’s forward‐looking statements or information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this news release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward‐looking statements or information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward‐looking statements or information.

CAUTIONARY NOTE TO US INVESTORS

This news release has been prepared in accordance with the requirements of NI 43‐101 and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards, which differ from the requirements of U.S. Securities laws. NI 43‐101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

	Table 1 – Composited Drill Intersections of Mineralization

Hole_id	Section				Mineralized Intervals
			From (m)	To (m)	Length (m)	Ag_g/t	Pb_%	Zn_%	note

DSS427501	4275		71.10	146.90	75.80	128	0.03	0.00
		incl.	71.10	74.60	3.50	746	0.13	0.00
		incl.	87.50	97.80	10.30	266	0.05	0.00
		incl.	114.70	126.49	11.79	293	0.06	0.00

DSS4408	44		38.29	179.00	140.71	109	0.01	0.02
		incl.	38.29	52.53	14.24	362	0.02	0.02
		incl.	134.30	144.10	9.80	548	0.03	0.01
DSS4409	44		98.36	100.70	2.34	106	0.02	0.04
			117.92	120.28	2.36	188	0.58	0.01
			174.17	216.50	42.33	67	0.02	0.00
DSS442501	4425		58.50	62.25	3.75	87	0.03	0.02
			93.53	173.00	79.47	62	0.02	0.00
DSS442502	4425		107.10	143.60	36.50	82	0.05	0.02
DSS445005	4450		64.37	65.71	1.34	306	0.04	0.13
			101.92	108.40	6.48	118	0.04	0.01
			166.44	208.45	42.01	84	0.01	0.00
DSS447501	4475		39.30	50.75	11.45	48	0.06	0.04
			92.00	116.00	24.00	51	0.01	0.00
			140.45	152.90	12.45	34	0.03	0.01
			194.44	195.55	1.11	501	0.15	0.00
DSS447502	4475		66.50	135.18	68.68	153	0.06	0.10
		incl.	66.50	71.00	4.50	1,140	0.16	0.02
		incl.	87.75	91.00	3.25	851	0.15	0.01
			183.70	185.13	1.43	122	0.02	0.00
DSS5213	52		61.90	241.80	179.90	88	0.09	0.02	0.75m mined out
		incl.	114.90	132.00	17.10	265	0.59	0.01
		incl.	173.98	187.15	13.17	339	0.04	0.00

DSS5214	52		51.60	161.35	109.75	96	0.07	0.03
		incl.	54.35	68.50	14.15	250	0.06	0.01
		incl.	87.30	103.80	16.50	228	0.11	0.02
DSS522505	5225		52.64	148.43	95.79	45	0.04	0.02
DSS522506	5225		73.80	239.30	165.50	204	0.06	0.01
		incl.	73.80	167.30	93.50	336	0.10	0.00
		incl.	116.30	161.30	45.00	641	0.19	0.01

DSS522507	5225		68.80	162.00	93.20	75	0.05	0.10
		incl.	68.80	73.40	4.60	397	0.13	0.73

DSS522508	5225		144.88	171.91	27.03	77	0.03	0.01
			200.30	201.68	1.38	351	0.04	0.00

DSS522509	5225		46.22	93.70	47.48	62	0.03	0.00
			176.85	212.02	35.17	82	0.08	0.02
			311.60	327.50	15.90	31	0.02	0.14

DSS522511	5225		24.88	114.61	89.73	76	0.02	0.04
DSS662503	6625		83.55	217.00	133.45	37	0.15	0.34
			255.77	257.00	1.23	410	0.03	0.01
DSS642502	6425		17.78	103.00	85.22	78	0.05	0.01	24.83m mined out
			155.67	158.86	3.19	1,315	0.93	0.64
			269.50	270.70	1.20	280	0.02	0.04
DSS682501	6825		36.49	37.60	1.11	132	0.04	0.00
			52.87	54.16	1.29	149	0.06	0.00
			86.50	136.20	49.70	60	0.10	0.03
			222.90	225.00	2.10	184	0.18	0.03
DSS682502	6825		112.20	168.60	56.40	44	0.08	0.01

Notes: g/t = grams per metric tonne.

The table above is intended to show highlights of the drilling program only. The intercepts shown are a weighted average of the sample lengths and grades of all of the samples within that intercept and may include some samples with grades less than 30 g/t silver.

Intersections may contain samples less than 30 g/t silver between higher grade subintervals.

Intervals are drill core length in meters. True width of mineralization zones is estimated at about 80% of drill intervals based on current understanding of the relationship between drill direction and the mineralized structures.